SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Astika Holdings, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

04624K 103
(CUSIP Number of Class of Securities)

Mark W. Richards
IQ Acquisition (NY) Ltd.
P.O. Box 78-108
Grey Lynn, Auckland, 1245
New Zealand
Tel: 64 9 929 0502
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2013
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following:  ☐

CUSIP No.  – 04624K 103

1	NAME OF REPORT PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON IQ Acquisition (NY) Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION New Zealand

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7 SOLE VOTING POWER 8,160,000 8 SHARED VOTING POWER N/A 9 SOLE DISPOSITIVE POWER 8,160,000 10 SHARED DISPOSITIVE POWER N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,160,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74%

14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. Security and Issuer.

The securities to which this Schedule 13D relates (the “Securities”) is the common stock, par value $.001 per share (“Common Stock”), of Astika Holdings, Inc., a Florida corporation (the “Company”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The principal executive offices of the Company are located at 7000 W. Palmetto Park Road, Suite 409, Boca Raton, Florida 33433.

Item 2. Identity and Background.

Reference is hereby made to Items 7-11 and 13 of pages 2-3 of this Schedule 13D, which Items are incorporated by reference herein.

The Securities are owned by IQ Acquisition (NY) Ltd., a New Zealand corporation (the “Reporting Person”).  The address of the principal business and principal office of the Reporting Person and Mark W. Richards, its director, is IQ Acquisition (NY) Ltd., P.O. Box 78-108 Grey Lynn, Auckland, New Zealand.  The Reporting Person, through Mr. Richards, provides business consulting services and makes investments and loans to companies primarily in the growth stage.  Mr. Richards serves as the director of the Reporting Person and his principal occupation is serving as an independent certified accountant in New Zealand.  Mr. Richards is a citizen of New Zealand.  Mr. Richards may be deemed to beneficially own the Securities for the purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, because he has the power to direct the voting or disposition of the Securities.

The calculation of percentage of beneficial ownership in Item 13 of pages 2-3 of this Schedule 13D is based on 11,077,750 shares of common stock of the Company issued and outstanding on December 16, 2013.

During the last five years, neither the Reporting Person nor Mark W. Richards, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On December 2, 2013, the Reporting Person, as purchaser, entered into a definitive Stock Purchase Agreement (the “Purchase Agreement”) with the Company and certain stockholders of the Company, as sellers, for the purchase of 8,160,000 shares of common stock of the Company held by the sellers for a purchase price in the amount of USD $350,000.00, on the terms set forth in the Purchase Agreement, a copy of which is attached hereto as Exhibit 1 to this report.  The source of the funds for the purchase price was working capital from the Reporting Person.  The certificate representing such securities that were purchased contain a restrictive legend, prohibiting further transfer of the stock certificate representing such securities, without such securities either being first registered or otherwise exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), in any further resale or disposition.

Item 4. Purpose of Transaction.

The purpose of the stock purchase transaction pursuant to Purchase Agreement was to obtain substantial majority control of the voting power of the common stock of the Company and to be able elect persons to serve on the Board of Directors of the Company.  The Reporting Person owns 8,160,000 shares of common stock, par value $.001 per share, of the Company, or approximately 74% of the issued and outstanding shares of common stock of the Company.  Mark W. Richards is the director of the Reporting Person through which he asserts control of the Reporting Person and, accordingly, he is deemed to beneficially own the Securities.

The Reporting Person intends to review the performance of its investments and consider or explore a variety of alternatives, including without limitation the acquisition of additional securities of the Company or the disposition of securities of the Company.

The Reporting Person reserves the right to act in concert with any other shareholders of the Company, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Company’s management, the Company’s Board of Directors, the Company’s shareholders and others, or take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4.  Notwithstanding anything to the contrary contained herein, the Reporting Person specifically reserves the right to change its intentions with respect to any or all of such matters.  Any alternatives that the Reporting Person may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations, and prospects of the Company, and general economic, financial market, and industry conditions.

Other than as described above and having Mark W. Richards appointed in the future to serve as the Chairman of the Board, President and Chief Executive Officer of the Company, each of Mark W. Richards and the Reporting Person do not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above (although Mark W. Richards and the Reporting Person reserve the right to develop such plans).

Item 5. Interest in Securities of the Issuer.

(a) and (b). As of December 16, 2013, 11,077,750 shares of common stock of the Company, or approximately 74% of the issued and outstanding shares of common stock of the Company, were issued to the Reporting Person.  Mr. Mark W. Richards is the sole officer and director of the Reporting Person and, as a result thereof, has the ability to vote all of the shares of Common Stock of the Company owned by the Reporting Person and, therefore, may be deemed to beneficially own the securities owned of record by the Reporting Person.

(c). Neither the Reporting Person nor Mark W. Richards has effected any transaction in the Common Stock of the Company during the past 60 days.

(d) No other person is known by the Reporting Person or Mark W. Richards to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

(e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mark W. Richards, the Reporting Person, and/or any person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

Item 7. Material to be Filed as Exhibits.

EXHIBIT NO.	DESCRIPTION

10.1
Stock Purchase Agreement dated November 15, 2013, by and among Astika Holdings, Inc., IQ Acquisition (NY) Ltd., as purchaser, Sawgrass Resources, Inc., Eugene B. Settler, Jack M. Alvo and Stephen J. Ratelle, as sellers (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K of the Company filed on December 5, 2013 with the Securities and Exchange Commission).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2013

IQ ACQUISITION (NY) LTD.

By:  /s/ Mark W. Richards
        Mark W. Richards
        Director